SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1) *

Cara Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

140755109

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 140755109		13G
1.	Names of Reporting Persons Rho Ventures VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☑ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 3,068,057 shares of Common Stock (2)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 3,068,057 shares of Common Stock (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,068,057 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	☐
11.	Percent of Class Represented by Amount in Row 9 11.2% (3)
12.	Type of Reporting Person (see instructions) PN

(1)	This Amendment No. 1 to the statement on Schedule 13G is filed by Rho Ventures VI, L.P. (“RV VI”), Rho Capital Partners LLC (“RCP”), RMV VI, L.L.C. (“RMV VI”), Joshua Ruch (“Ruch”), Habib Kairouz (“Kairouz”) and Mark Leschly (“Leschly,” together with RV VI, RCP, RMV VI, Ruch and Kairouz, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	3,068,057 shares are held by RV VI. RMV VI is the general partner of RV VI and RCP is the managing member of RMV VI. As such, RMV VI and RCP possess power to direct the voting and disposition of the shares owned by RV VI and may be deemed to have indirect beneficial ownership of the shares held by RV VI. RMV VI and RCP hold no shares of the Issuer directly. Ruch, Kairouz and Leschly are managing members of RCP and as such, Ruch, Kairouz and Leschly possess power to direct the voting and disposition of the shares owned by RV VI and may be deemed to have indirect beneficial ownership of the shares held by RV VI. Ruch, Kairouz and Leschly hold no shares of the Issuer directly.
(3)	The percentage set forth on the cover sheets is calculated based on 27,282,863 shares of Common Stock reported to be outstanding as of October 28, 2016 as set forth in the Issuer’s Form 10-Q for the period ended September 30, 2016 as filed with the Securities and Exchange Commission (“SEC”) on November 4, 2016.

CUSIP No. 140755109		13G
1.	Names of Reporting Persons RMV VI, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☑ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 3,068,057 shares of Common Stock (2)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 3,068,057 shares of Common Stock (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,068,057 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	☐
11.	Percent of Class Represented by Amount in Row 9 11.2% (3)
12.	Type of Reporting Person (see instructions) OO

(1)	This Amendment No. 1 to the statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	3,068,057 shares are held by RV VI. RMV VI is the general partner of RV VI and RCP is the managing member of RMV VI. As such, RMV VI and RCP possess power to direct the voting and disposition of the shares owned by RV VI and may be deemed to have indirect beneficial ownership of the shares held by RV VI. RMV VI and RCP hold no shares of the Issuer directly. Ruch, Kairouz and Leschly are managing members of RCP and as such, Ruch, Kairouz and Leschly possess power to direct the voting and disposition of the shares owned by RV VI and may be deemed to have indirect beneficial ownership of the shares held by RV VI. Ruch, Kairouz and Leschly hold no shares of the Issuer directly.
(3)	The percentage set forth on the cover sheets is calculated based on 27,282,863 shares of Common Stock reported to be outstanding as of October 28, 2016 as set forth in the Issuer’s Form 10-Q for the period ended September 30, 2016 as filed with the SEC on November 4, 2016.

CUSIP No. 140755109		13G
1.	Names of Reporting Persons Rho Capital Partners LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☑ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 3,068,057 shares of Common Stock (2)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 3,068,057 shares of Common Stock (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,068,057 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	☐
11.	Percent of Class Represented by Amount in Row 9 11.2% (3)
12.	Type of Reporting Person (see instructions) OO

(1)	This Amendment No. 1 to the statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	3,068,057 shares are held by RV VI. RMV VI is the general partner of RV VI and RCP is the managing member of RMV VI. As such, RMV VI and RCP possess power to direct the voting and disposition of the shares owned by RV VI and may be deemed to have indirect beneficial ownership of the shares held by RV VI. RMV VI and RCP hold no shares of the Issuer directly. Ruch, Kairouz and Leschly are managing members of RCP and as such, Ruch, Kairouz and Leschly possess power to direct the voting and disposition of the shares owned by RV VI and may be deemed to have indirect beneficial ownership of the shares held by RV VI. Ruch, Kairouz and Leschly hold no shares of the Issuer directly.
(3)	The percentage set forth on the cover sheets is calculated based on 27,282,863 shares of Common Stock reported to be outstanding as of October 28, 2016 as set forth in the Issuer’s Form 10-Q for the period ended September 30, 2016 as filed with the SEC on November 4, 2016.

CUSIP No. 140755109		13G
1.	Names of Reporting Persons Joshua Ruch
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☑ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 3,068,057 shares of Common Stock (2)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 3,068,057 shares of Common Stock (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,068,057 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	☐
11.	Percent of Class Represented by Amount in Row 9 11.2% (3)
12.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 1 to the statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	3,068,057 shares are held by RV VI. RMV VI is the general partner of RV VI and RCP is the managing member of RMV VI. As such, RMV VI and RCP possess power to direct the voting and disposition of the shares owned by RV VI and may be deemed to have indirect beneficial ownership of the shares held by RV VI. RMV VI and RCP hold no shares of the Issuer directly. Ruch, Kairouz and Leschly are managing members of RCP and as such, Ruch, Kairouz and Leschly possess power to direct the voting and disposition of the shares owned by RV VI and may be deemed to have indirect beneficial ownership of the shares held by RV VI. Ruch, Kairouz and Leschly hold no shares of the Issuer directly.
(3)	The percentage set forth on the cover sheets is calculated based on 27,282,863 shares of Common Stock reported to be outstanding as of October 28, 2016 as set forth in the Issuer’s Form 10-Q for the period ended September 30, 2016 as filed with the SEC on November 4, 2016.

CUSIP No. 140755109		13G
1.	Names of Reporting Persons Mark Leschly
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☑ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Kingdom of Denmark
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 3,068,057 shares of Common Stock (2)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 3,068,057 shares of Common Stock (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,068,057 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	☐
11.	Percent of Class Represented by Amount in Row 9 11.2% (3)
12.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 1 to the statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	3,068,057 shares are held by RV VI. RMV VI is the general partner of RV VI and RCP is the managing member of RMV VI. As such, RMV VI and RCP possess power to direct the voting and disposition of the shares owned by RV VI and may be deemed to have indirect beneficial ownership of the shares held by RV VI. RMV VI and RCP hold no shares of the Issuer directly. Ruch, Kairouz and Leschly are managing members of RCP and as such, Ruch, Kairouz and Leschly possess power to direct the voting and disposition of the shares owned by RV VI and may be deemed to have indirect beneficial ownership of the shares held by RV VI. Ruch, Kairouz and Leschly hold no shares of the Issuer directly.
(3)	The percentage set forth on the cover sheets is calculated based on 27,282,863 shares of Common Stock reported to be outstanding as of October 28, 2016 as set forth in the Issuer’s Form 10-Q for the period ended September 30, 2016 as filed with the SEC on November 4, 2016.

CUSIP No. 140755109		13G
1.	Names of Reporting Persons Habib Kairouz
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☑ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 3,068,057 shares of Common Stock (2)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 3,068,057 shares of Common Stock (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,068,057 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	☐
11.	Percent of Class Represented by Amount in Row 9 11.2% (3)
12.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 1 to the statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	3,068,057 shares are held by RV VI. RMV VI is the general partner of RV VI and RCP is the managing member of RMV VI. As such, RMV VI and RCP possess power to direct the voting and disposition of the shares owned by RV VI and may be deemed to have indirect beneficial ownership of the shares held by RV VI. RMV VI and RCP hold no shares of the Issuer directly. Ruch, Kairouz and Leschly are managing members of RCP and as such, Ruch, Kairouz and Leschly possess power to direct the voting and disposition of the shares owned by RV VI and may be deemed to have indirect beneficial ownership of the shares held by RV VI. Ruch, Kairouz and Leschly hold no shares of the Issuer directly.
(3)	The percentage set forth on the cover sheets is calculated based on 27,282,863 shares of Common Stock reported to be outstanding as of October 28, 2016 as set forth in the Issuer’s Form 10-Q for the period ended September 30, 2016 as filed with the SEC on November 4, 2016.

Introductory Note: This Amendment No. 1 to Schedule 13G is filed by the Reporting Persons in respect of shares of Common Stock, par value $0.001 per share (“Common Stock”), of Cara Therapeutics, Inc. (the “Issuer”).

Item 1(a).	Name of Issuer:

Cara Therapeutics, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Officers:

Cara Therapeutics, Inc., 1 Parrott Drive, Shelton, CT 06484

Item 2(a).	Name of Person(s) Filing:

Rho Ventures VI, L.P. (“RV VI”)

RMV VI, L.L.C. (“RMV VI”)

Rho Capital Partners LLC (“RCP”)

Joshua Ruch (“Ruch”)

Mark Leschly (“Leschly”)

Habib Kairouz (“Kairouz”)

Item 2(b).	Address of Principal Business Office:

Rho Ventures, 152 W 57th Street, 23rd Floor, New York, New York 10019

Item 2(c).	Citizenship:
RV VI	Delaware
RMV VI	Delaware
RCP	Delaware
Ruch	United States of America
Leschly	Kingdom of Denmark
Kairouz	United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share.

Item 2(e).	CUSIP Number:

140755109

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4(a).	Amount Beneficially Owned:
Item 4(b).	Percent of Class:
Item 4(c).	Number of shares as to which such persons have:

The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this Amendment No. 1 to the statement on Schedule 13G is provided as of December 31, 2016:

Reporting Persons	Shares Held Directly (1)	Sole Voting Power (1)	Shared Voting Power (1)	Sole Dispositive Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1, 3)
RV VI	3,068,057	0	3,068,057	0	3,068,057	3,068,057	11.2%
RMV VI (2)	0	0	3,068,057	0	3,068,057	3,068,057	11.2%
RCP (2)	0	0	3,068,057	0	3,068,057	3,068,057	11.2%
Ruch (2)	0	0	3,068,057	0	3,068,057	3,068,057	11.2%
Leschly (2)	0	0	3,068,057	0	3,068,057	3,068,057	11.2%
Kairouz (2)	0	0	3,068,057	0	3,068,057	3,068,057	11.2%
(1)	Represents the number of shares of Common Stock currently underlying all Securities held by the Reporting Persons.
(2)	RMV VI is the general partner of RV VI and RCP is the managing member of RMV VI. As such, RMV VI and RCP possess power to direct the voting and disposition of the shares owned by RV VI and may be deemed to have indirect beneficial ownership of the shares held by RV VI. RMV VI and RCP hold no shares of the Issuer directly. Ruch, Kairouz and Leschly are managing members of RCP and as such, Ruch, Kairouz and Leschly possess power to direct the voting and disposition of the shares owned by RV VI and may be deemed to have indirect beneficial ownership of the shares held by RV VI. Ruch, Kairouz and Leschly hold no shares of the Issuer directly.
(3)	The percentage set forth above is calculated based on 27,282,863 shares of Common Stock reported to be outstanding as of October 28, 2016 as set forth in the Issuer’s Form 10-Q for the period ended September 30, 2016 as filed with the SEC on November 4, 2016.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

CUSIP No. 140755109	13G

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2017

RHO VENTURES VI, L.P.

By: RMV VI, L.L.C.

Its: General Partner

/s/ Jeffrey Martin

Jeffrey I. Martin, Authorized Signer

RMV VI, l.l.c.

/s/ Jeffrey Martin

Jeffrey I. Martin, Authorized Signer

RHO CAPITAL PARTNERS LLC

/s/ Jeffrey Martin

Jeffrey I. Martin, Authorized Signer

/s/ Jeffrey Martin

Jeffrey I. Martin, Authorized Signer for Joshua Ruch

/s/ Jeffrey Martin

Jeffrey I. Martin, Authorized Signer for Mark Leschly

/s/ Jeffrey Martin

Jeffrey I. Martin, Authorized Signer for Habib Kairouz

Exhibit(s):

1: Joint Filing Statement

2: Power of Attorney

CUSIP No. 140755109	13G	Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Cara Therapeutics, Inc.

Dated: February 3, 2017

RHO VENTURES VI, L.P.

By: RMV VI, L.L.C.

Its: General Partner

/s/ Jeffrey Martin

Jeffrey I. Martin, Authorized Signer

RMV VI, l.l.c.

/s/ Jeffrey Martin

Jeffrey I. Martin, Authorized Signer

RHO CAPITAL PARTNERS LLC

/s/ Jeffrey Martin

Jeffrey I. Martin, Authorized Signer

/s/ Jeffrey Martin

Jeffrey I. Martin, Authorized Signer for Joshua Ruch

/s/ Jeffrey Martin

Jeffrey I. Martin, Authorized Signer for Mark Leschly

/s/ Jeffrey Martin

Jeffrey I. Martin, Authorized Signer for Habib Kairouz

CUSIP No. 140755109	13G	Exhibit 2

POWER OF ATTORNEY

The undersigned hereby constitutes and appoints Jeffrey I. Martin, with full power of substitution, as the undersigned's true and lawful attorney-in-fact to:

(1) prepare, execute in the undersigned's name and on the undersigned's behalf, and submit to the U.S. Securities and Exchange Commission (the "SEC") a Form ID, including amendments thereto, and any other documents necessary or appropriate to obtain codes and passwords enabling the undersigned to make electronic filings with the SEC of reports required by Section 16(a) of the Securities Exchange Act of 1934 or any rule or regulation of the SEC;

(2) execute for and on behalf of the undersigned, in the undersigned's capacity as an officer and/or director of Cara Therapeutics, Inc. (the "Company") and/or 5% or 10% holder of the Company's capital stock, Forms 3, 4, and 5 as well as any Section 13D or 13G filings and any amendments thereto in accordance with Sections 13 and 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

(3) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4, or 5, 13D or 13G, complete and execute any amendment or amendments thereto, and timely file such form with the SEC and any stock exchange or similar authority; and

(4) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Sections 13 or 16 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5, 13D or 13G with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 1st day of January, 2015.

RHO VENTURES VI, L.P.

By: RMV V, L.L.C., its General Partner

By: Rho Capital Partners LLC, its Managing Member

CUSIP No. 140755109	13G	Exhibit 2

By: /s/ Joshua Ruch

Joshua Ruch

Managing Member

RMV VI, L.L.C.

By: Rho Capital Partners LLC, its Managing Member

By: /s/ Joshua Ruch

Joshua Ruch

Managing Member

RHO CAPITAL PARTNERS LLC

By: /s/ Joshua Ruch

Joshua Ruch

Managing Member

/s/ Habib Kairouz

Habib Kairouz

/s/ Joshua Ruch

Joshua Ruch

/s/ Mark Leschly

Mark Leschly